September 6, 2022

Division of Corporate Finance
Office of Manufacturing

Securities and Exchange Commission

Washington DC 20549

Attention:	Heather Clark
Claire Erlanger

Dear Madam,

RE:	Integrated Media Technology Limited (the “Company”)
Annual Report on Form 20-F for the year ended December 31, 2021
Filing date April 28, 2022
File No. 001-38018

We are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 16, 2022, received on August 23, 2022, with respect to our Annual Report on Form 20-F that was filed on April 28, 2022, as amended.

Set forth below is our response to the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in our Annual Report on Form 20-F as previously amended.

Form 20-F/A for the Year Ended December 31, 2021

Item 3. Key Information, page 2.

1. At the onset of Item 3, if applicable, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong and China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the 20-F. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully advises that it has updated its disclosure in response to this comment. Please see pages 2 and 5 of Amendment No. 3 to our Annual Report on Form 20-F (“Amendment No. 3”).

Level 7, 420 King William Street, Adelaide SA 5000

T: +61 8 8233 0881 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

2. At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The Company respectfully advises that it has updated its disclosure in response to this comment. Please see pages 5 and 6 of Amendment No. 3.

Part 1, page 2

3. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but an Australian holding company with operations conducted by your subsidiaries based in Hong Kong and China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you have registered, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

The Company respectfully advises that it has updated its disclosure to address this comment. Please see page 3 of Amendment No. 3.

4. At the onset of Part I, if applicable, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you have registered or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

The Company respectfully advises that it has updated its disclosure to address this comment. Please see page 3 of Amendment No. 3.

Level 7, 420 King William Street, Adelaide SA 5000

T: +61 8 8233 0881 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

5. At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose, if true, that your subsidiaries conduct operations in Hong Kong and China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

The Company respectfully advises that it has updated its disclosure to address this comment. Please see page 2 of Amendment No. 3.

6. At the onset of Part I, please revise to prominently disclose the following:

●	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

●	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;

●	whether you have been or expect to be identified by the Commission under the HFCAA; and

●	a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

The Company respectfully advises that it has updated its disclosure to address this comment. Please see page 4 of Amendment No. 3.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

7. We note your current independent auditor is located in Singapore and your business is conducted in China, Hong Kong, the United States, and Malaysia. Please explain the relationship between the location from which the audit report was rendered and the location of your principal place of business in Adelaide, Australia, as well as the locations above where you have reported sales per note 4 of your financial statements. Include a discussion of where your financial records are maintained and where the audit work was principally conducted.

In fiscal year 2021, our operations were mainly in Hong Kong and China. We had our corporate office in Adelaide, South Australia, which had minimal transactions. Our operations in the United States and Malaysia operation did not commence until early 2022, when we expanded our operations to these locations.

During 2021, IMTE’s business was conducted by subsidiary entities in China, Hong Kong and Australia and the records of these subsidiary entities were prepared and kept in Hong Kong, other than the entities in China, where the local accounting staff prepares and keeps the records for the China operations.

IMTE’s audit report was rendered by our auditors, Audit Alliance LLP a firm located in Singapore. Audit Alliance team principally conducted their audit work such as overall audit strategy, planning, fieldwork, subsequent event and review audit process in Hong Kong, China and Singapore. Audit Alliance team communicate its audit requirements with IMTE to identified significant risks of material misstatement of the financial statements and conducted their audit work accordingly. All our subsidiary companies have their own auditors to conduct audits for local statutory purposes.

Level 7, 420 King William Street, Adelaide SA 5000

T: +61 8 8233 0881 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

Note 21, Derivative Financial Instruments, page F-37

8. We note your statement that you “departed from IFRS 9” disclosure requirements because you believe not doing so would be misleading. In this regard, it is unclear why providing disclosures required by IFRS would be misleading. Please explain your position in detail as well as provide in your response the disclosures you were required to provide that you deemed misleading. We may have further comment upon receipt of your response.

We departed from IFRS 9 because, if we did not, the financial statements would have been misleading mainly due to the activity on the profit and loss account would have been greatly inflated by creating a gain and adding an expense of revenue and this would have had a net effect zero to the profit and loss account. Full compliance with IFRS 9 would, in this instance, have created the impression that the majority of our economic activities taking place related to these derivatives, which is not an accurate portrayal of our activities. Therefore, in order to avoid potentially misleading or confusing investors, the fair value of the derivative instrument should be capped at the book value of the debt recorded on the books.

Note 23. Controlled Entities, page F-38

9. You indicate that you control the Greifenberg entities, however we note ownership of only 40.75%. In this regard, please tell us how you control these entities despite not having a majority interest. Your response should clearly demonstrate your accounting for these entities including why you believe consolidation is appropriate.

IMTE controls Greifenberg Digital Limited (“Greifenberg”), the holding company of the Greifenberg group of entities being 100% equity interests in Greifenberg Capital Limited and Greifenberg Analytics Limited, based on the following:

(i) IMTE has voting power over the Greifenberg as it is the largest single shareholder of Greifenberg;

(ii) IMTE has control over the Board of the Greifenberg as there is only one director on the Greifenberg Board and, during 2021, that one person was a director/employee of IMTE;

(iii) Through the control of the Board, IMTE has the ability to influence the operational, financial and corporate over Greifenberg and its controlled entities; and

(iv) IMTE has the financial ability to subscribe up another additional 20% in Greifenberg in the future. Therefore, ITME consolidated Greifenberg in its consolidated accounts even though IMTE’s shareholding in Greifenberg as of December 31, 2021 was less than 50%.

Yours sincerely,

For and on behalf of

Integrated Media Technology Limited

/s/ Jing Zhuo
Jing Zhuo
CFO

cc. Audit Alliance LLP

Level 7, 420 King William Street, Adelaide SA 5000

T: +61 8 8233 0881 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE